Exhibit 99.1

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	September 30,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash	$12,713,338	$20,347,501
Accounts receivable, net	197,774	257,617
Accounts receivable - related parties	16,017	54,825
Contract assets	613,081	333,314
Prepayments and other current assets	1,079,672	1,022,309
Due from a related party	-	100,122
TOTAL CURRENT ASSETS	14,619,882	22,115,688

Property and equipment, net	324,894	344,028
Prepayments and other non-current assets	469,192	978,870
Long-term investments	4,598,861	-
Operating lease right-of-use assets, net	1,549,527	-
TOTAL ASSETS	$21,562,356	$23,438,586

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short-term bank loans	$218,417	$-
Long-term bank loans - current portion	-	933,436
Accounts payable	1,037,146	665,397
Deferred revenue	3,273,580	4,435,393
Accrued expenses and other liabilities	726,768	2,156,251
Refund liabilities	313,478	237,691
Loan from third parties	141,289	295,213
Operating lease liabilities, current	443,301	-
Taxes payable	4,240,261	3,845,303
TOTAL CURRENT LIABILITIES	10,394,240	12,568,684

Operating lease liabilities-non-current	1,143,579	-
Long-term bank loans - non-current portion	3,407,304	2,094,610
Due to a related party	25,742	-
Long-term loan from third party	43,683	42,173
TOTAL LIABILITIES	15,014,548	14,705,467

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, 100,000,000 shares authorized, consisting of 90,000,000 Class A ordinary shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share, 15,055,491 and 14,325,491 Class A ordinary shares issued and outstanding at March 31, 2023 and September 30, 2022, respectively; 4,030,000 Class B ordinary shares issued and outstanding at March 31, 2023 and September 30, 2022
Class A ordinary shares	7,528	7,163
Class B ordinary shares	2,015	2,015
Additional paid in capital	19,468,026	17,643,391
Statutory reserves	1,075,385	964,363
Accumulated deficit	(12,791,956)	(9,006,610)
Accumulated other comprehensive loss	(1,163,726)	(817,948)
TOTAL SHAREHOLDERS’ EQUITY	6,597,272	8,792,374
Non-controlling interests	(49,464)	(59,255)
TOTAL EQUITY	6,547,808	8,733,119

TOTAL LIABILITIES AND EQUITY	$21,562,356	$23,438,586

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

	For the six months ended March 31,
	2023	2022

Revenues - third parties	$3,272,307	$6,841,927
Revenues - related parties	254,291	363,641
Revenues	3,526,598	7,205,568
Cost of revenues	2,285,768	3,250,545
Gross profit	1,240,830	3,955,023

Operating expenses:
Selling expenses	595,245	922,270
General and administrative expenses	4,707,043	2,048,007
Total operating expenses	5,302,288	2,970,277
(Loss) income from operations	(4,061,458)	984,746

Other income (expense):
Interest expense, net	(142,967)	(117,225)
Other income, net	722,671	1,096
Total other income (expense), net	579,704	(116,129)

(Loss) income before income taxes	(3,481,754)	868,617

Income taxes provision	180,842	480,552

Net (loss) income	(3,662,596)	388,065

Less: net income attributable to non-controlling interests	11,728	55,996
Net (loss) income attributable to the company	(3,674,324)	332,069

Other comprehensive income (loss)
Foreign currency translation adjustment	(347,715)	(136,915)
Comprehensive (loss) income	(4,010,311)	251,150
Less: comprehensive income attributable to non-controlling interests	9,791	54,676
Comprehensive (loss) income attributable to the company	$(4,020,102)	$196,474

(Loss) earnings per share
Basic and diluted	$(0.20)	$0.03

Weighted average number of shares outstanding
Basic and diluted	18,515,931	13,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED MARCH 31, 2023 AND 2022

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total shareholders’
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	equity
Balance at September 30, 2022	14,325,491	$7,163	4,030,000	$2,015	$17,643,391	$964,363	$(9,006,610)	$(817,948)	$(59,255)	$8,733,119
Share base compensation	730,000	365	-	-	1,824,635	-	-	-	-	1,825,000
Net loss	-	-	-	-	-		(3,674,324)	-	11,728	(3,662,596)
Statutory reserve	-	-	-	-	-	111,022	(111,022)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(345,778)	(1,937)	(347,715)
Balance at March 31, 2023	15,055,491	$7,528	4,030,000	$2,015	$19,468,026	$1,075,385	$(12,791,956)	$(1,163,726)	$(49,464)	$6,547,808

	Class A Ordinary shares		Class B Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive	Non- controlling	Total shareholders’ equity
	Shares	Amount	Shares	Amount	capital	Reserves	deficit	loss	interests	(deficit)
Balance at September 30, 2021	8,970,000	$4,485	4,030,000	$2,015	$19,145	$857,370	$(6,760,297)	$(1,676,651)	$(86,549)	$(7,640,482)
Net income	-	-	-	-	-	-	332,069	-	55,996	388,065
Statutory reserve	-	-	-	-	-	159,093	(159,093)	-	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	-	(135,595)	(1,320)	(136,915)
Balance at March 31, 2022	8,970,000	$4,485	4,030,000	$2,015	$19,145	$1,016,463	$(6,587,321)	$(1,812,246)	$(31,873)	$(7,389,332)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended March 31,
	2023	2022
Cash flows from operating activities:
Net (loss) income	$(3,662,596)	$388,065
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	79,916	79,339
Bad debt (recovery) provisions	(50,561)	145,957
Share based compensations	1,825,000	-
Loss on disposition of fixed assets	118,338	-
Amortization of operating lease right-of-use assets	115,102	-
Changes in operating assets and liabilities:
Accounts receivable	132,455	(344,476)
Accounts receivable-related parties	40,137	(61,213)
Prepayments and other assets	508,659	708,452
Contract assets	(263,667)	220,318
Accounts payable	342,513	267,068
Accrued expenses and other liabilities	(1,482,532)	122,342
Deferred revenue	(1,313,987)	(2,450,091)
Refund liability	66,231	(194,172)
Operating lease liabilities	(78,329)	-
Taxes payable	253,272	642,297
Net cash used in operating activities	(3,370,049)	(476,114)

Cash flows from investing activities:
Long-term investment	(4,527,335)	-
Purchase of property and equipment	(167,292)	(160,573)
Net cash used in investing activities	(4,694,627)	(160,573)

Cash flows from financing activities:
Proceeds from short-term bank loans	215,020	235,434
Repayment of short-term bank loans	-	(156,956)
Proceeds from long-term bank loans	1,920,844	-
Repayment of long-term bank loans	(1,654,219)	-
Proceeds from (repayment to) related parties	127,390	(40,819)
(Repayment to) proceeds from third party loans	(161,936)	62,783
Payment of issuance costs	-	(72,561)
Net cash provided by financing activities	447,099	27,881

Effect of exchange rates changes on cash	(16,586)	18,909
Net decrease in cash	(7,634,163)	(589,897)
Cash, beginning of period	20,347,501	1,192,780
Cash, end of period	$12,713,338	$602,883

Supplemental cash flow disclosures:
Cash paid for income tax	$138	$34
Cash paid for interest	$202,546	$75,899
Non-cash operating, investing and financing activities
Operating lease right of use assets obtained in exchange for operating lease obligations	$1,640,529	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Education Group Limited (“Golden Sun”) is a holding company that was incorporated under the laws of Cayman Islands on September 20, 2018. Golden Sun, through its PRC subsidiaries (collectively, “the Company”), is primarily engaged in the provision of education and management services in People’s Republic of China (“China” or “PRC”). The Company offers foreign language tutorial services and other education training management services. Beginning in 2023, the Company planned to expand into the healthcare industry and established the following subsidiaries: (a) Shanghai Fuyouyuan Health Technology Limited, which was incorporated on March 7, 2023, and the Company effectively controls 52% of its equity interest, with the remaining equity interest controlled by Mr. Liming Xu, who is a director of the Company and a relative of Mr. Xueyuan Weng, the CEO and controlling shareholder of the Company, (b) CF (HK) HEALTH TECHNOLOGY LIMITED, which was incorporated on April 3, 2023 and is 100% owned by the Company, and (c) Shanghai Jinheyu Biological Science Technology Limited (“Jinheyu”), which was incorporated on August 15, 2023, and the Company owns 51% of its equity interest, with the remaining 49% equity interest owned by two independent shareholders. For the six months ended March 31, 2023, these new subsidiaries did not generate any revenue.

As of March 31, 2023, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities

Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
Zhejiang Golden Sun Education Technology Group Co., Ltd. (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”)	September 15, 2017	PRC	100%	Education and management service
Xianjin Technology Development Co., Ltd. (“Xianjin Technology”)	February 20, 2012	PRC	85%	Education service
Shanghai Zhouzhi Culture Development Co., Ltd (“Zhouzhi Culture”)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Tutorial School Co., Ltd (“Hangzhou Jicai”)	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”) *	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou Tutorial”)	February 6, 2004	PRC	80%	Tutorial service
Wenzhou Lilong Logistics Services Co., Ltd. (“Lilong Logistics”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qinshang Education Technology Co., Ltd (“Qinshang Education”)	December 12, 2019	PRC	100%	Educational training service
Shanghai Fuyouyuan Health Technology Limited (“Fuyouyuan”)	March 7, 2023	PRC	52%	Health business

*

Due to the fact that Shanghai Jicai had no business activities, the Board of Directors approved to close Shanghai Jicai on September 7, 2023. This closure did not represent a strategic shift and had no significant effect on the Company’s operations and financial results; therefore, no discontinued operations were presented.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries. Xueyuan Wen, CEO, and the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A Reorganization of the Company’s legal structure was completed in June 2019. The Reorganization involved the following: (i) the formation of Golden Sun  Hong Kong and a wholly owned foreign entity (“WFOE”), Golden Sun Wenzhou; (ii) the transfer of CEO’s equity interest in Gongyu Education to WFOE; (iii) the transfer of CEO’s equity interest in Xianjin Technology to Gongyu Education; and (iv) the signing of contractual arrangements between Golden Sun Wenzhou and Wenzhou City Ouhai District Art School (“Ouhai Art School”) and its respective shareholders. Before and after the Reorganization, the Company, together with its subsidiaries, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On April 27, 2015, the Company, through its wholly-owned subsidiary, Shanghai Golden Sun Education Group Co., Limited (“Golden Sun Shanghai”), entered into an entrustment agreement (“Entrustment Agreement”) with Wenzhou City Longwan District Chongwen Middle School (“Chongwen Middle School”) and CEO for the period from September 1, 2015 to August 31, 2023, which may be renewed for an additional seven years. Pursuant to the Entrustment Agreement, Golden Sun Shanghai had the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, the Company was entitled to receive the residual return from Chongwen Middle School’s operation and at the same time to bear the risk of loss from the operation. The sponsors of Chongwen Middle School had the right to receive a fixed amount of return on annual basis. Pursuant to the amendment to the Entrustment Agreement on March 1, 2021, sponsors of Chongwen Middle School no longer received a fixed amount of return on annual basis from fiscal year 2021 and Golden Sun Shanghai was entitled to receive all the residual return from Chongwen Middle School’s operation.

On March 1, 2019, the Company, through its WFOE, entered into a series contractual arrangements with the owners of Ouhai Art School with a term of 10 years with preferred renewal rights. These agreements include a Shareholders’ Voting Rights Proxy Agreement, an Executive Call Option Agreement, Equity Pledge Agreements and an Exclusive Business Cooperation Agreement. Pursuant to the contractual arrangements, WFOE has the exclusive right to control the operations of Ouhai Art School.

On September 1, 2021, the revised Implementing Regulation became effective. The revised Implementing Regulation prohibits private schools that provide compulsory education to be controlled by means of agreements or to enter into any transactions with any related parties. In order to become compliant with the revised Implementing Regulation, in September 2021, the Company divested its operations of the private schools controlled through contractual arrangements. As of September 30, 2021, neither the Company nor any of its subsidiaries controlled or received economic benefits from any private schools that provided compulsory education.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended March 31, 2023 and 2022 are not necessarily indicative of the results that may be expected for the full year. The information included in this interim report should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and notes thereto included in Golden Sun’s annual financial statements for the fiscal year ended September 30, 2022 filed with the SEC on February 15, 2023.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of March 31, 2023 and September 30, 2022, non-controlling interests represent non-controlling shareholders’ proportionate share of equity interests in Hongkou School, Xianjin Technology and Fuyouyuan.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for doubtful accounts, refund liabilities, revenue recognition, and valuation allowance for deferred tax assets.

Cash

Cash comprise cash at banks and on hand, which are unrestricted as to withdrawal and use.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, Accounts receivable, prepayments and other current assets, accounts payable, deferred revenue, accrued liabilities, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Accounts receivable, net

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. The Company adopted this guidance effective October 1, 2022.The Company establishes a provision for doubtful receivables based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. For the six months ended March 31, 2023 and 2022, $13,901 and $11,571 was written off against accounts receivables, respectively. Allowance for uncollectible balances amounted to $29,903 and $92,086 as of March 31, 2023 and September 30, 2022, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, prepaid service fee, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits made to customers and advances to employees. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful.  The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Other receivables are written off against the allowances only after exhaustive collection efforts. For the six months ended March 31, 2023 and 2022, there was no written off against other receivables, respectively. No allowance for doubtful accounts was recorded as of March 31, 2023 and September 30, 2022, respectively.

Long-term investments

Long-term investments primarily consist of equity investments in privately held entities without readily determinable fair value. The Company elects to record equity investments in a privately held company without readily determinable fair value, over which the Company does not have control or exercise significant influence, using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes, in accordance with ASC 321, “Investments – Equity Securities”. Under this measurement alternative, changes in the carrying value of the equity investments are required to be made whenever there are observable price changes in orderly transactions for identical or similar investments of the same issuer. Equity investment in a privately held company accounted for using the measurement alternative is subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities. Management regularly evaluates the impairment of these investments based on performance and financial position of the investee as well as other evidence of market value. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, historical financial performance, financing needs, and industry environment. An impairment loss recognized equals to the excess of the investment cost over its fair value at the end of each reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. As of March 31, 2023, the Company did not record any impairment loss against the long-term investments.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company generates revenues primarily from tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured.

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company’s continuing operations currently generated its revenue from the following main sources:

Tutorial services

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the expected value method.

Logistic, consulting services and others

The Company provides services to schools, including but not limited to catering and logistic service. Logistic revenue is recognized on a straight-line basis over the period, as customers simultaneously receive and consume the benefits of the services. Catering revenue is recognized at point of sale.

The Company also provides consulting services to related-party kindergartens. According to the contracts signed with each of the three kindergartens, the Company will provide a range of educational management and consulting services, including branding, safety management, teacher training, supervision and evaluation on teachers, rating guidance services to the kindergartens during the contract period. The intended contractual benefit to the kindergartens of the management and consulting services is to enable the kindergartens’ smooth and effective operations. The promised services in the consulting service contract are combined and accounted as a single performance obligation, as the promised services are considered as a significant integrated service. The consulting services were continuously provided and the kindergartens simultaneously receive and consume the benefits of these services throughout the service period each month. The revenue is recognized over time during the service period.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Practical expedient

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Disaggregation of revenue

Revenues from tutorial service and logistic and consulting services are recognized over time, based on a straight-line basis as the Company’s customers including students and schools as well as kindergartens simultaneously receive the Company’s services throughout the service period. Revenues attributable to educational materials and canteen foods are recognized at point in time when control of the promised goods are transferred to the customers. As the Company’s long-lived assets are all located in Yangtze River Delta, which is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province and substantially all of the Company’s revenues are derived from this area, no geographical disaggregation is presented. For the six months ended March 31, 2023 and 2022, the disaggregation of revenue by major revenue stream and time of the revenue recognition is as follows:

	For the six months ended March 31,
	2023	2022
Category of Revenue:
Tutorial service revenue	$3,017,545	$6,383,764
Logistic, consulting services and others	509,053	821,804
Total	$3,526,598	$7,205,568

	For the six months ended March 31,
	2023	2022
Timing of Revenue Recognition:
Services transferred over time	$3,317,594	$6,910,842
Goods transferred at a point in time	209,004	294,726
Total	$3,526,598	$7,205,568

Contract assets

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. Entities sometimes incur costs to obtain a contract that otherwise would not have been incurred. Entities also may incur costs to fulfill a contract before a good or service is provided to a customer. The revenue standard provides guidance on costs to obtain and fulfill a contract that should be recognized as assets. Costs that are recognized as assets are amortized over the period that the related goods or services transfer to the customer, and are periodically reviewed for impairment. Only incremental costs should be recognized as assets. Incremental costs of obtaining a contract are those costs that the entity would not have incurred if the contract had not been obtained.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

As of March 31, 2023, in order to develop non-English foreign language tutorial service for middle school students, the Company incurred a total of approximately $2.5 million (RMB17.0 million) commission type fee and administration costs paid to agents to facilitate the related contracts with students for the tutorial service period, generally from 3 to 30 months tutorial service periods. The Company will not incur such costs if the Company had not entered into the tutorial service contracts with the students, and as a result, the cost of approximately $2.5 million (RMB17.0 million) is considered as the incremental costs of obtaining contracts and shall be capitalized and amortize over tutorial service period. For the six months ended March 31, 2023 and 2022, the Company amortized related amount of $408,490 and $660,322 into selling expenses, respectively. As of March 31, 2023 and September 30, 2022, the contract assets amounted to $613,081and $333,314, respectively.

Contract liability

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represent service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of March 31, 2023 and September 30, 2022, the balance of deferred revenue amounted to $3,273,580 and $4,435,393, respectively. Substantially all of which will be recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of March 31, 2023 and September 30, 2022, refund liability amounted to $313,478 and $237,691, respectively.

Cost of revenues

Cost of revenues mainly consists of salaries to instructors and tutors, rental expenses for office space and learning centers, depreciation and amortization of properties and equipment and teaching materials used in the provision of educational services.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attached to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. For the six months ended March 31, 2023 and 2022, government subsidies income amounted to $860,079 and $nil, respectively, and was included in other income of the unaudited condensed consolidated statements of (loss) income and comprehensive (loss) income.

Advertising expenditures

Advertising expenditures are expensed as incurred for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the six months ended March 31, 2023 and 2022, the advertising expenses amounted to $149,379 and $257,396, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Operating leases

The Company adopted Topic 842 on October 1, 2022 using the modified retrospective transition approach. The Company has operating lease contracts for office space. The Company determines whether an arrangement constitutes a lease and records lease liabilities and right-of-use assets on its consolidated balance sheets at lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on the more readily determinable of the rate implicit in the lease or its incremental borrowing rate, which is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company estimates its incremental borrowing rate based on an analysis of weighted average interest rate of its own bank loans. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing lease expense when the lessor makes the underlying asset available to the Company.

For leases with lease term less than one year (short-term leases), the Company records operating lease expense in its consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. As of March 31, 2023 and September 30, 2022, there are $2,848,749 and $2,573,830 respectively of unrecognized tax benefits included in income tax payable that if recognized would impact the effective tax rate. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plans are recognized as employee benefit expenses in the period during which services are rendered by employees.

(Loss) earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annual period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

Share-Based compensation

The Company follows the provisions of ASC 718, “Compensation - Stock Compensation,” which establishes the accounting for employee share-based awards. For employee share-based awards, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense with graded vesting on a straight-line basis over the requisite service period for the entire award.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the six months ended March 31, 2023	For the six months ended March 31, 2022	September 30, 2022
Balance sheet items, except for equity accounts	US$1=RMB 6.8676	US$1=RMB 6.3431	US$1=RMB 7.1135
Items in the statements of income and cash flows	US$1=RMB 6.9761	US$1=RMB 6.3712	US$1=RMB 6.5332

Comprehensive (loss) income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and uncertainties

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown.

A new COVID-19 subvariant (Omicron) outbreak hit China in March 2022, spreading more quickly and easily than previous strains. As a result, a new round of lockdowns, quarantines, or travel restrictions has been imposed to date upon different provinces or cities in China by the relevant local government authorities. The Company temporarily closed Shanghai office and the related tutorial centers and suspended offline marketing activities starting from April 1, 2022 to June 1, 2022. During the fiscal year ended September 30, 2022, the COVID-19 pandemic had a material negative impact on the Company’s financial positions and operating results. For the year ended September 30, 2022, the Company’s tutorial service revenue decreased by $4,238,851 as compared to the year ended September 30, 2021 and the Company incurred net loss of $2,118,349 for the year ended September 30, 2022. On December 7, 2022, China announced 10 new rules that constitute a relaxation of almost all of its stringent COVID-19 pandemic control measures. Shortly after their announcement, additional mobility restrictions issued by local governments were also scrapped. While such measures effectively reopened business within China, COVID-19 infection rate reached peak in December 2022. The COVID-19 had a material negative impact on the Company’s recruitment and class hours, which in turn affected revenue. Revenue decreased by $3,678,970 in the six months ended March 31, 2023 as compared to the same period of fiscal year 2022 and net income decreased by $4,050,661 in the six months ended March 31, 2023 as compared to the same period of fiscal year 2022.

The extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on future operations, financial condition, liquidity, and results of operations if the current situation continues.

Segment reporting

The Company’s chief operating decision-maker (“CODM”) has been identified as its Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole and the management of the Company concludes that it has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of risks

(a) Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2023 and September 30, 2022, the aggregate amount of cash of $3,826,031 and $2,155,389, respectively, was held at major financial institutions in mainland PRC, where there is a RMB500,000 deposit insurance limit for a legal entity’s aggregated balance at each bank. As of March 31, 2023 and September 30, 2022, cash of $8,878,388 and $18,181,099, respectively, was held at major financial institutions in Hong Kong, PRC. The bank deposits with financial institutions in the Hong Kong Special Administrative Region are insured by the government authority up to HKD500,000. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b) Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers” (“ASU 2021-08”). This ASU requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination. The amendments improve comparability after the business combination by providing consistent recognition and measurement guidance for revenue contracts with customers acquired in a business combination and revenue contracts with customers not acquired in a business combination. The amendments are effective for the Company beginning after December 15, 2023, and are applied prospectively to business combinations that occur after the effective date. The Company is in the process of evaluating the effect of the adoption of this ASU.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the unaudited condensed consolidated financial position, statements of operations and cash flows.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — LIQUIDITY AND GOING CONCERN CONSIDERATIONS

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

For the six months ended March 31, 2023, the Company’s revenue decreased by $3,678,970 to $3,526,598 from $7,205,568 for the six months ended March 31, 2022, which was mainly due to the decrease in revenue from tutorial services. As a result, the Company incurred a net loss of $3,662,596 and net cash used in operating activities of $3,370,049 for the six months ended March 31, 2023. As of March 31, 2023, the Company has an accumulated deficit of $12,791,956. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future to ensure sufficient working capital. As of March 31, 2023, the Company had cash on hand of $12,713,338 and working capital of $4,225,642. Deferred revenue included in current liabilities amounted to $3,273,580, mainly presenting the deferred tuition payments that will be recognized as revenue in the next fiscal year when the services are provided. As of March 31, 2023, the Company had long-term loans of $3,407,304. The Company expects that it would be able to obtain new bank loans or renew its existing bank loans upon maturity based on past experience and the Company’s good credit history. As of the date of September 30, 2023, the Company had cash on hand of approximately $4.9 million. Management is evaluating different strategies to obtain the required additional funding for future operations. These strategies may include, but are not limited to, additional funding from current or new investors, officers and directors; borrowings of debt. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary. The Company cannot provide assurances that it will be able to secure additional funding when needed or at all, or, if secured, that such funding would be on favorable terms. There can be no assurance that any of these future-funding efforts will be successful. If the Company is unable to obtain additional financing, it may be required to reduce the scope of its operations, including its planned product development and marketing efforts, which could materially and adversely harm its financial condition and operating results. Our ability to continue as a going concern is dependent upon our ability to obtain additional capital, for which there can be no assurance we will be able to do on a timely basis, on favorable terms or at all.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	March 31, 2023	September 30, 2022
Accounts receivable	$227,677	$349,703
Less: allowance for doubtful accounts	(29,903)	(92,086)
Accounts receivable, net	$197,774	$257,617

Allowance for doubtful accounts movement:

	March 31, 2023	September 30, 2022
Beginning balance	$92,086	$-
(Recovery) provision	(50,561)	123,343
Written off	(13,901)	(23,384)
Foreign exchange translation effect	2,279	(7,873)
Ending balance	$29,903	$92,086

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	March 31, 2023	September 30, 2022

Prepaid rents (a)	$70,969	$75,074
Prepaid service fee (b)	537,377	590,363
Loans to third-parties (c)	283,551	780,934
Advances to vendors (d)	55,332	140,578
Advance to employees (e)	10,669	35,471
Security deposits	154,309	323,419
Others (f)	436,657	55,340
Prepayment and other assets, net	$1,548,864	$2,001,179
Including:
Prepayment and other current assets, net	$1,079,672	$1,022,309
Prepayments and other non-current assets, net	$469,192	$978,870

(a)	Prepaid rents represent the prepayment of rent related to leases expiring within 12 months.

(b)	The prepaid expenses of $469,192 were classified as non-current assets, which mainly represents the prepayment for teaching platform software technical service provided by a third-party service provider that will be amortized over three years.

(c)	Loans to third-parties represent the balance lend to various third-parties for their working capital needs at rate of 5% per annum.

(d)	Advances to vendors primarily included prepayment for leasehold improvement.

(e)	Advance to employees was provided to staff for travelling and business-related use and are expensed as incurred.

(f)	Others primarily included funds deposited in payment platforms such as Alipay and WeChat, and bank deposit in transit that was deposited into the bank accounts of the Company subsequently.

Allowance for doubtful accounts movement:

	March 31, 2023	September 30, 2022

Beginning balance	$-	$-
Provision	-	48,373
Write off	-	(48,373)
Foreign currency translation adjustments	-	-
Ending balance	$-	$-

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — LONG-TERM INVESTMENT

On January 18, 2023, Lilong Logistics, a subsidiary of the Company, entered into an agreement to acquire 18% of equity interest in Zhejiang Kangyuan Medical Technology Co., Ltd. (“Zhejiang Kangyuan”) for a total consideration of $4,717,805 (RMB32,400,000) from Zhejiang Kangyuan’s controlling shareholder, who is a shareholder of the Company and owns approximately 4.1% of the Company’s equity shares representing 2.2% of the Company’s voting rights. The Director of Zhejiang Kangyuan is also a shareholder of the Company who owns 3.4% the Company’s equity shares representing 1.8% of the Company’s voting rights. The Company determined that the controlling shareholder of Zhejiang Kangyuan and the director of Zhejiang Kangyuan do not meet the definition to be considered related parties of the Company in accordance with ASC 850-10-20. The Company reviewed the significant influence indicators in ASC 323-10-15-6 through ASC 323-10-15-8 and concluded that the Company does not have significant influence over Zhejiang Kangyuan. Since such investment does not have readily determinable fair values, the Company elected to account for the equity investment by using alternative measurement. As of March 31, 2023, the Company paid $4,598,861 (RMB31,583,140) to original shareholder, and the Company plans to pay the remaining investment within twelve months after June 30, 2023.

As of March 31, 2023, the Company did not identify orderly transactions for similar investment of the investee, or any impairment indicators, and the Company did not record upward or downward adjustments or impairment against the investment.

Note 7 — LeaseS

The Company has several operating leases for offices. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective October 1, 2022, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of October 1, 2022. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Operating lease expenses were $165,937 and $209,360, respectively, for the six months ended March 31, 2023 and 2022. Short-term lease expenses were $216,015 and $127,840, respectively, for the six months ended March 31, 2023 and 2022. Cash paid for amounts included in the measurement of lease liabilities amounted to $78,329 and nil for the six months ended March 31, 2023 and 2022.

The table below presents the operating lease related assets and liabilities recorded on the unaudited condensed consolidated balance sheets.

March 31, 2023

Operating lease right-of-use assets, net	$1,549,527

Operating lease liabilities - current	443,301
Operating lease liabilities - non-current	1,143,579
Total operating lease liabilities	$1,586,880

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — LeaseS (continued)

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2023:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	3.17 years
Weighted average discount rate	4.75%

The following is a schedule of maturities of lease liabilities as of March 31, 2023:

Twelve months ending March 31,
2024	$548,443
2025	466,791
2026	250,451
2027	250,451
2028	231,522
Thereafter	141,001
Total future minimum lease payments	1,888,659
Less: imputed interest	301,779
Present value of lease liabilities	$1,586,880

Note 8 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	March 31, 2023	September 30, 2022

Payroll payables	$589,865	$1,733,937
Professional fee and others	136,903	422,314
Total	$726,768	$2,156,251

Note 9 — BANK LOANS

Short-term bank loans

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	March 31, 2023	September 30, 2022
Agricultural Bank of China	$218,417	$-
Total	$218,417	$-

On October 24, 2022, the Company entered into a loan agreement with Agricultural Bank of China to obtain a loan of $218,417 (or RMB 1,500,000) with a term from October 24, 2022 to September 20, 2023 at a fixed rate of 3.9% per annum. The Company repaid the loan upon the maturity. The Company’s CEO and his family members provided personal guaranty for the repayment of the loan. Wenzhou Xinbao Financing Guarantee Co., Ltd, a third party provided counter-guaranty for CEO and his family members.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — BANK LOANS (continued)

Long-term bank loans

Long-term bank loans consisted of the following:

	March 31, 2023	September 30, 2022
Wenzhou Minshang Bank	$-	$112,462
Wenzhou Minshang Bank	-	820,974
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (1)	1,456,112	1,405,778
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (2)	-	688,832
Zhejiang Wenzhou Longwan Rural Commercial Bank (“Longwan RCB”) (3)	713,496	-
Wenzhou Minshang Bank (4)	1,237,696	-
Total	$3,407,304	$3,028,046
Less: Long-term bank loans - current portion	-	933,436
Long-term bank loans - non-current portion	$3,407,304	$2,094,610

(1)

On April 19, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $365,502 (RMB2,600,000) for a term from April 19, 2022 to March 28, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loan. CEO and his family members also provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan. The Company has repaid $64,666 (RMB460,000) of principal as of September 30, 2022.

On September 14, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $843,467 (RMB6,000,000) from September 14, 2022 to September 8, 2025 at a fixed annual interest rate of 5.45%. WFOE guaranteed for the repayment of the loans. CEO also provided personal guaranty for the repayment of the loans. The CEO with his wife pledged personal properties as collateral to secure the loans and provided personal guaranty for the repayment of the loans.

On September 15, 2022, the Company entered into two loan agreements with Longwan RCB to obtain in aggregated of $261,475 (RMB1,860,000) from September 15, 2022 to September 12, 2025 at a fixed annual interest rate of 8.1%. WFOE guaranteed for the repayment of the loans. CEO and his family members also provided personal guaranty for the repayment of the loans. CEO and his wife pledged their personal properties as collateral to secure the loans.

(2)	On January 24, 2022, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $688,832 (or RMB4,900,000) for a term from January 24, 2022 to January 20, 2023 at a fixed rate of 4.56% per annum. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The loan was fully repaid.

(3)

On January 16, 2023, the Company entered into a loan agreement with Longwan RCB to obtain a loan of $713,496 (or RMB4,900,000) for a term from January 17, 2023 to January 16, 2026 at a fixed rate of 4.56% per annum. WFOE and CEO guaranteed for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

(4)

On February 15, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $1,237,696 (or RMB8,500,000) for a term from February 15, 2023 to February 15, 2028 at a fixed annual interest rate of 7.5%. The Company’s CEO and his wife provided personal guaranty for the repayment of the loan. The CEO’s wife pledged personal property as collateral to secure the loan.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — BANK LOANS (continued)

For the six months ended March 31, 2023 and 2022, the weighted average annual interest rate for the bank loans was approximately 6.2% and 4.5%, respectively. Interest expenses for the above-mentioned loans amount to $92,445 and $75,899 for the six months ended March 31, 2023 and 2022, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending March 31,	Repayment
2024	$218,417
2025	384,414
2026	2,003,611
2027	145,611
2028	873,668
Total	$3,625,721

Note 10 — RELATED PARTIES BALANCES AND TRANSACTIONS

Accounts receivable-related parties

Accounts receivable from related parties amounted to $16,017 and $54,825 as of March 31, 2023 and September 30, 2022, which have been fully collected subsequently.

Due from a related party

Due from a related party amounted to $nil and $100,122 as of March 31 and September 30, 2022, respectively, representing the balance of funds advanced to the CEO of the Company for immediate business and travel advance on behalf of the company.

Due to a related party

Due to a related party amounted to $25,742 and $nil as of March 31 and September 30, 2022, respectively, representing the funds advanced to the Company by the CEO for working capital purpose.

Revenue earned from related parties

For the six months ended March 31, 2023 and 2022 the Company provided educational management consulting service to certain kindergartens owned by the CEO and his wife and earned revenue from related parties of $254,291 and $363,641, respectively.

Guarantee provided by related parties

Three related parties guaranteed the repayment of the Company’s short-term and long-term loans. (See Note 9)

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES

(a) Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, Shanghai Golden Sun and Hong Kong Golden Sun are subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends. No Hong Kong profit tax has been provided as there were no assessable profits earned or derived from Hong Kong during the years presented.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. All the Company’s PRC subsidiaries are subject to statutory 25% income tax rate.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the six months ended March 31,
	2023	2022

Current income tax	$180,842	$480,552
Deferred income tax	-	-
Total provision for income taxes	$180,842	$480,552

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

	For the six months ended March 31,
	2023	2022
Income (benefit) expense computed based on PRC statutory rate	$(870,439)	$217,154
Tax effect of different tax rates in other jurisdictions	576,986	-
Tax effect of unrecognized loss	205,489	-
Change in valuation allowance	229,207	225,468
Non-deductible items and others*	39,599	37,930
Income tax expense	$180,842	$480,552

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	March 31, 2023	September 30, 2022
Deferred tax assets:
Net operating loss carry-forward	$1,029,102	$752,944
Allowance of doubtful accounts	7,476	23,022
Valuation allowance	(1,036,578)	(775,966)
Total deferred tax assets	$-	$-

ⅳ)	The following table summarizes deferred tax assets valuation allowance movement:

	March 31, 2023	September 30, 2022

Beginning balance	$775,966	$439,597
Change to tax expense in current year	229,207	409,099
Foreign currency translation adjustments	31,405	(72,730)
Ending balance	$1,036,578	$775,966

As of March 31, 2023, the net operating losses carried forward was $4,052,386 which will expire on various dates from May 31, 2023 to May 31, 2027. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets as of March 31, 2023 and September 30, 2022.

(b) Taxes payable

Taxes payable consist of the following:

	March 31, 2023	September 30, 2022

Income tax payable	$2,848,749	$2,573,830
Value-added tax payable	1,246,572	1,135,342
Other taxes payable	144,940	136,131
Total taxes payable	$4,240,261	$3,845,303

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	March 31, 2023	September 30, 2022

Balance at beginning of period*	$2,573,830	$2,475,474
Increase related to current year tax positions	179,918	293,960
Settlement	-	-
Foreign exchange translation effect	95,001	(195,604)
Balance at end of period	$2,848,749	$2,573,830

*	The beginning balance for the six months ended March 31, 2023 and September 30, 2022 is updated to disclose uncertain tax positions that were included in income tax payable.

The unrecognized tax benefits represent the estimated income tax expenses the Company would be required to pay should its revenue for tax purposes be recognized in accordance with current PRC tax laws and regulations. $2,848,749 and $2,573,830 of unrecognized tax benefits as of March 31, 2023 and September 30, 2022, respectively, were included in income taxes payable. Unrecognized tax benefits if recognized, would affect the effective tax rate. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of March 31, 2023 and September 30, 2022 since it is impossible to estimate the amount of the penalty and interest at this point, and the Company believe that the probability of them being charged interest and penalty is remote as the local authority is often more willing to settle. The Group is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation is extended to five years under special circumstances where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. As of March 31, 2023, the tax years ended December 31, 2017 through December 31, 2022 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

Recapitalization

The Company was established by its CEO and his wife (“two founding shareholders”) under the laws of the Cayman Islands on September 20, 2018 with 2,410 ordinary shares issued and outstanding. From April 2020 to October 19, 2020, the two founding shareholders sold an aggregate of 1,662.9 ordinary shares to several purchasers and thereafter, the CEO held 747.1 ordinary shares and the CEO’s wife did not hold any ordinary shares of the Company any more. On November 24, 2020, the shareholders of the Company held a meeting (the “Meeting”) and unanimously approved an amendment to the share capital, re-designation of shares and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company’s share capital was changed to $50,000 divided into 45,000 Class A ordinary Shares of $1.00 par value per share and 5,000 Class B ordinary shares of $1.00 par value per share, and (2) 747.1 Class B ordinary shares were issued to CEO. On December 5, 2020, CEO’s 747.1 Class A ordinary shares were canceled. Class A ordinary shares and Class B ordinary shares have equal economic rights but unequal voting rights, pursuant to which Class A ordinary shares will receive one vote each and Class B ordinary shares will receive five votes each. As a result, the CEO only owns 747.1 Class B ordinary shares of par value of $1 each and the CEO’s wife does not own any ordinary shares of the Company. On April 24, 2021, the shareholders of the Company held a meeting and unanimously approved an amendment to the share capital and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company effectuated a forward stock split at a ratio of 2,000-for-1 to increase the Company’s authorized share capital to 90,000,000 Class A ordinary Shares of $0.0005 par value per share and 10,000,000 Class B ordinary shares of $0.0005 par value per share; (2) the Company had nominal issuance of 7,024,200 Class A ordinary shares to the existing Class A ordinary shareholders and nominal issuance of 3,155,800 Class B ordinary shares to the existing Class B ordinary shareholder, after which, the Company had an aggregate of 15,000,000 ordinary shares issued and outstanding, consisting of 10,350,000 Class A ordinary shares and 4,650,000 Class B ordinary shares. On September 30, 2021, the Board of Directors approved that the shareholders of the Company voluntarily surrender, on pro rata basis, 2,000,000 ordinary shares of US$0.0005 par value per share (the Surrender). As a result, the Company has an aggregate of 13,000,000 ordinary shares issued and outstanding, consisting of 8,970,000 Class A ordinary shares and 4,030,000 Class B ordinary shares.

The Company believes that the stock split, the share issuance and the Surrender should be considered as a part of the Recapitalization of the Company and accounted for on a retroactive basis pursuant to ASC 260. All ordinary shares and per share data for all periods have been retroactively restated accordingly.

Initial Public Offering

On June 24, 2022, the Company completed its IPO of 5,060,000 Class A ordinary shares at a public offering price of $4.00 per share. The Company received aggregate net proceeds of $17,626,924 from the offering, after deducting 7.5% of underwriting discounts and other related expenses of $648,258.

Underwriter’s Warrants

In connection with closing of the IPO on June 24, 2022, the Company granted to the underwriter or its designated affiliates share purchase warrants (“Underwriter’s Warrants”) to purchase a number of Class A Ordinary Shares equal to 7.5% of the total number of Class A Ordinary Shares sold in the IPO. Such warrants shall have an exercise price equal to 130% of the offering price of the Class A Ordinary Shares sold in the IPO. The Underwriter Warrants will be exercisable for five years beginning on the date of effective date of the IPO and will terminate on the 5th anniversary of such date. The Underwriter’s Warrants may be exercised at any time after issuance of the warrants as to all or a lesser number of the underlying Class A Ordinary Shares, will provide for cashless exercise and will contain provisions for one demand registration of the sale of the underlying Class A Ordinary Share at the Company’s expense, and an additional demand registration at the Underwriter’s Warrants holder’s expense, provided such demand registration rights will not be for a period greater than five years from the date of the commencement of sales of this offering. The Company determined the Underwriter’s Warrants issued in connection with IPO were classified as equity, because they are indexed to its own shares and meet the requirements for the equity classification.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — SHAREHOLDERS’ EQUITY (continued)

On June 29, 2022, the underwriters opted to exercise all warrants on a cashless basis. On July 18, 2022, the Company issued 295,491 Class A ordinary shares to the underwriters.

Shares issued for service

On February 20, 2023, the Board of Directors of the Company approved to reward Ms. Huang Yunan, the Chief Financial Officer for her past efforts in IPO with a one-time award of 390,000 shares, which shall be vested immediately upon grant. On February 20, 2023, the Company issued 390,000 Class A ordinary shares to Ms. Huang. These shares were measured at $975,000, which was based on the value of the Company’s Class A ordinary shares at grant date.

On February 20, 2023, the Board of Directors of the Company approved to reward a third-party consultant for his past efforts in IPO with a one-time award of 340,000 shares, which shall be vested immediately upon grant. On February 20, 2023, the Company issued 340,000 Class A ordinary shares to such third-party consultant. These shares were measured at $850,000, which was based on the value of the Company’s Class A ordinary shares at grant date.

As of March 31, 2023, the Company had an aggregate of 19,085,491 ordinary shares outstanding, consisting of 15,055,491 Class A and 4,030,000 Class B ordinary shares, respectively.

As of September 30, 2022, the Company had an aggregate of 18,355,491 ordinary shares outstanding, consisting of 14,325,491 Class A and 4,030,000 Class B ordinary shares, respectively.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted $156,245 and $120,196 as of March 31, 2023 and September 30, 2022, respectively.

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Company’s private schools, development reserve amounted to $919,140 and $844,167 as of March 31, 2023 and September 30, 2022, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $1,075,385 and $964,363 as of March 31, 2023 and September 30, 2022, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2023 and September 30, 2022, the Company has no material outstanding litigation.

Capital Injection

As of March 31, 2023 and September 30, 2022, the Company has capital injection obligation in five subsidiaries totaled $10,836,974 and $9,840,444. Pursuant to the Chinese company laws, the timing of the contribution to the registered capital is specified in the article of incorporation, the remaining contribution can be made before year 2030, unless any subsequent shareholder meeting adjusts this capital injection plan.

Note 14 — SUBSEQUENT EVENTS

On April 10, 2023, the Company signed a Share Purchase Agreement (“SPA”) agreement to purchase 100% equity interest of Kaiye (Wenzhou) Water Project Development Co., Ltd (“Kaiye”) from a third party and Ms. Zhao Dongfang, a shareholder of the Company who owns approximately 3.4% of the Company’s equity shares. Kaiye is a provider of waterfront tourism projects especially water sports projects development. Pursuant to the SPA, the total consideration is $5,000,000, which will be paid in three installments. As of the date of this filing, the Company has paid $3,601,000.

On May 10, 2023, the Company signed an agreement to acquire 19% of equity interest in Shanghai Daizong Business Consulting Co., Ltd for a total consideration of $834,353 (RMB5,730,000). The Company does not have significant influence over Shanghai Daizong Business Consulting Co., Ltd. Since such investment does not have readily determinable fair values, the Company elected to account for the investment using alternative measurement.

On May 12, 2023, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $5,824,451 (or RMB40,000,000) for a term from May 12, 2023 to May 12, 2025 at a fixed annual interest rate of 7%. The CEO’s relative pledged personal property as collateral to secure the loan. The loan was fully repaid on August 22, 2023.

On September 26, 2023, the shareholders of the Company adopted the resolution to change the Company’s name to “Golden Sun Health Technology Group Limited”. As of the filing date, the Company has not completed the relevant filings for changing its company name in Cayman Islands.

The Company evaluated all events and transactions that occurred after March 31, 2023 up through the date the Company issued these unaudited condensed consolidated financial statements on October 12, 2023, for disclosure or recognition in the unaudited condensed consolidated financial statements of the Company as appropriate.